Exhibit (a)(2)
Form of Cover Letter to Eligible Employees Accompanying Offer to Exchange
August 14, 2008
Dear Eligible MSPP Participant:
     Lear Corporation (the “Company”) has recently enhanced the Management Stock Purchase Plan (“MSPP”) through the introduction of new alternative investment options. The enhanced MSPP allows you a one-time opportunity to reallocate a portion of your existing RSUs. These new investment alternatives are intended to provide you with greater flexibility in allocating your existing deferrals from 2006, 2007 and 2008 across investments you find more consistent with your personal risk tolerance.
     The enhanced MSPP allows you to exchange up to 50% of the eligible restricted stock units (“RSUs”) you currently hold under the MSPP for a credit to a notional cash account or a cash-settled stock appreciation right (“SAR”). The amount credited to the notional cash account will earn interest until distribution, which will occur at the time the RSUs you elected to exchange would have vested. The SAR will have an exercise price equal to the closing market price of the Company’s common stock on the exchange date, and, subject to certain conditions, will be exercisable beginning on the earlier of the scheduled vesting date for the RSUs you elected to exchange or the date after the closing price of the Company’s common stock has been greater than or equal to 150% of the SAR exercise price for ten consecutive trading days. An RSU credited to your MSPP account in 2006 may be exchanged for a SAR covering four shares of common stock. An RSU credited to your MSPP account in 2007 and/or 2008 may be exchanged for a SAR covering three shares of common stock. The notional cash account investment alternative is designed for those seeking a more conservative investment option, while the SAR alternative provides participants with the opportunity to meaningfully benefit from an increase in the market price of Lear’s common stock from its value on the date the SAR is issued. You can also choose to exchange a portion of your eligible RSUs for both the notional cash account and SAR alternatives.
     If you elect not to participate, then your existing RSUs will be unaffected by this offer and will continue to vest and be distributed according to the existing terms of the MSPP.
     The Offer to Exchange and other documents accompanying this letter (listed below) contain more detailed information regarding your investment alternatives under the enhanced MSPP. I urge you to review them carefully in making your elections. Also included with this letter is your personalized Acceptance Letter and Withdrawal Letter. You will need to complete and return the personalized Acceptance Letter to participate in the offer.
     The Company recommends that you consult with your financial, legal and/or tax advisors, as necessary, before deciding whether to participate in this offer. The Company makes no recommendation as to whether you should participate. The offer is scheduled to expire on September 11, 2008, unless extended.
     This modification to the MSPP is the next step in revising our benefit and compensation plans to serve the important objectives of our Company and address the needs of our key employees. After you have reviewed the enclosed materials, I would urge you to contact Thom Polera at (248) 447-1832 or Tracie Kelp at (248) 447-1834 with any questions or if you need any assistance.
     We thank you for your continued efforts on behalf of the Company.
Sincerely,

/s/ Daniel A. Ninivaggi
Daniel A. Ninivaggi
Executive Vice President

Attachments:
•	Offer to Exchange Eligible Restricted Stock Unit Awards, dated August 14, 2008, including the MSPP Supplement (Annex C)

•	Existing MSPP Terms for 2006, 2007 and 2008

•	Personalized Acceptance Letter

•	Personalized Withdrawal Letter